Exhibit 99.2

INLIF LIMITED Accelerates Strategic Layout in New Energy Sector, Securing $4.4 Million First Order for Battery Cell Packing Machines

QUANZHOU, China, June 10, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (NASDAQ: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced that it has completed the commercial delivery confirmation for its first order of battery cell packing machines, with a total contract value of nearly RMB 30 million (approximately US$4.4 million). This achievement demonstrates the Company’s continuous expansion into the new energy intelligent equipment sector, following its strategic focus on the industry since 2025.

The order, which underwent multiple rounds of rigorous evaluation — including technical exchanges, solution validation, business negotiations, and final delivery acceptance — comprises 14 battery cell packing units for a domestic new energy battery manufacturer. This milestone represents INLIF’s successful transition into the industrialization stage of its high-end intelligent equipment solutions for the new energy industry. Following the completion of delivery, the customer immediately expressed interest in further cooperation by placing an additional order for six battery cell packing machines of different models.

Driven by continued R&D investment and accumulated technical expertise, the Company believes it is well positioned to expand its production capacity steadily. Based on its current business plans, market assessments, and preliminary customer engagement activities, the Company currently estimates the total order volume would reach up to 50 units by the end of 2026, representing a potential total contract value of approximately RMB 100 million (approximately US$14.7 million) or more. However, such expectations are subject to uncertainties, including customer demand, market conditions, product development progress and the Company’s ability to execute its business strategy.

In recent years, the Company has observed the rapid growth of the global new energy industry, particularly in the power battery and energy storage sectors, which the Company believes has created substantial opportunities in new energy equipment manufacturing. Leveraging its established expertise in industrial automation, intelligent equipment, and precision control systems, INLIF strategically launched a dedicated new energy equipment R&D initiative in 2025. The initiative focuses on addressing key technological challenges and industrial applications related to automation equipment used in new energy battery production processes, while further enhancing and expanding the Company’s intelligent equipment product portfolio.

The battery cell packing machines are designed for use in critical stages of new energy battery manufacturing, where equipment is required to meet stringent standards for precision, operational stability, automation integration, collaborative performance, and continuous production efficiency. The award of this contract, the Company believes, underscores the customer’s confidence in INLIF’s R&D strength, manufacturing capabilities and ability to deliver products that meet customer requirements.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, commented: “This first batch of orders represents an encouraging milestone in our strategic expansion into the new energy sector. Looking ahead, we will continue to execute our ‘technology-driven, innovation-led’ development strategy by increasing R&D efforts in the new energy field and focusing on competitive automation solutions for core stages of the battery manufacturing process. Building on this successful delivery, we intend to steadily expand our market presence, order pipeline, and customer base in the new energy industry, although our ability to do so will depend on market conditions, customer demand, technological developments and other factors. We believe the new energy sector presents meaningful long-term opportunities to our strategic growth, and we remain committed to strengthening our capabilities in this rapidly evolving market.”

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Forward-looking statements, including those regarding market adoption, development timelines, strategic initiatives, technical capabilities, potential commercialization, and competitive positioning, involve risks and uncertainties, including without limitation technical challenges, regulatory and safety requirements, customer adoption, supply chain and capital needs. These forward-looking statements also involve other known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “aims,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com